

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Via E-mail
Zoltan Nagy
Chief Executive Officer
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re: Starflick.com**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 28, 2011**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated December 23, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. We note from your disclosure that "the only operations [you] have engaged in is planning [y]our website and the development of a business plan." Therefore, it appears that you have no or nominal operation in accordance with the definition of a shell company as found in Rule 405 of the Securities Act of 1933. In addition we note that as of September 30, 2011 you had $525 in cash and your only other asset consists of an incomplete website which you valued at $20,434. Therefore, it appears that you have no or nominal assets in accordance with the definition of a shell company. As such, please revise to disclose your status as a shell company or provide sufficient support as to why you are not a shell company in accordance with the definition.

Risk Factors, page 7

We will incur additional administrative costs as a result of becoming a public company, page 8

2. Please revise to remove the disclosure regarding Mr. Nagy from this section as it tends to negate the risk addressed. In addition, please move the disclosure regarding Mr. Nagy to your Use of Proceeds section to address our prior comment 6.

Our inability to secure a recognized actor or director may hinder our ability to produce a, page 10

    3. Please revise to change the word "ability" to "inability" or advise.

Use of Proceeds, page 13

    4. We note your revised disclosure that the cost of distribution is part of your post-production costs. However, your disclosure on page 26 states that the cost of distribution is $10,000. We note that you have estimated that your post-production costs will be between $6,000 and $25,000 in your Use of Proceeds table. Please revise or advise.

    5. We note your response to our prior comment 9 and reissue. On page 24, you state that "[you] have allocated a total of between, $10,000 if the minimum number of shares are sold, and $20,000 if the maximum number of shares are sold, for both the screen play and the film rights thereto." However, in your Use of Proceeds table on page 22, it appears that you only include the cost to acquiring the options for between $5,000 and $10,000, but do not include the cost of acquiring the film rights if an option is exercised. Please revise here and throughout for clarity and consistency.

    6. In addition, we note that your revised disclosure on pages 14 and 22 indicate that "[i]ncluded in the cost to acquire one commissioned screenplay is the cost of exercising an option to acquire a screenplay." However, it appears that the term "commissioned screenplay" is used throughout to refer to those screenplays that you obtain from website submissions, as distinct from those obtained from exercising an acquired option. Please revise here and throughout for clarity and consistency.

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 21

    7. We note your revised disclosure on page 25. Please revise to clarify your plans for presenting your business plan and how this fits in with your goal of producing a film. In this regard, we note that you removed your disclosure that, "[d]uring the pre-production state, [you] will prepare a business plan for the film to present to prospective investors and financiers" in response to our prior comment 14.

    8. We note your response to our prior comment 12. Please advise as to whether you have decided not to commission a feature length screenplay based on a submission as part of your business plan. To the extent that you have, please revise your registration statement for consistency. If you will eventually commission a feature length film based on a submission, please disclose your plans to do so, including a timeline and budget.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
         Conrad C. Lysiak, Esq.
         The Law Office of Conrad C. Lysiak, P.S.